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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2005

                        COMMISSION FILE NUMBER: 000-50975

                        CHINA FINANCE ONLINE CO. LIMITED

                         ROOM 610B, 6/F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  FORM 20-F [X]             FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES [ ]                  NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A. .
                                    ------


                  The index of exhibits may be found at Page 2
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                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS



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Signature                                                   Page 3
Report of the Directors                                     Page 4

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CHINA FINANCE ONLINE CO. LIMITED


                                            By:     /s/ Jun Ning
                                                --------------------------------
                                            Name:  Jun Ning
                                            Title: Chairman of the Board of
                                                   Directors and Chief Executive
                                                   Officer


Date: April 28, 2005

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                                                                    EXHIBIT 99.1


                             REPORT OF THE DIRECTORS


The board of directors of China Finance Online Co. Limited, or the Company, is pleased to submit this report and the Company's audited accounts for the year ended 31 December 2004. References to the Company's annual report on Form 20-F are to the Company's 2004 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or the SEC, on April 28, 2005, which will also be provided in hardcopy to the ordinary shareholders along with this Report of the Directors at the Company's Annual General Meeting on June 12, 2005 at 10:00 a.m., Beijing time, at the Company's offices located at Room 610B, 6/F Ping'an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China. The Company's annual report on Form 20-F can be accessed through the Company's website at www.chinafinanceonline.com/investor/annual_rep.asp or through the SEC's website at www.sec.gov, starting from April 28, 2005.


PRINCIPAL ACTIVITIES AND OPERATING RESULTS

The principal activity of the Company is to provide online financial and listed company data and information in China. The Company offers subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis.


SUMMARY OF FINANCIAL INFORMATION

The operating result and financial condition of the Company for the year ended 31 December 2004 are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and are set out in the consolidated financial statements on page F-1 of the Company's annual report on Form 20-F.


SHARES ISSUED

The Company completed its initial public offering on NASDAQ national market on October 20, 2004. The Company's Registration Statement was declared effective by the SEC on October 14, 2005 and the Company began offering and selling American Depositary Shares, or ADSs, each representing five ordinary shares, on October 15, 2004. In the offering the Company sold 5,000,000 ADSs and certain participating selling shareholders sold 1,200,000 ADSs.

The Company received net proceeds of approximately US$58.5 million from the Company's initial public offering (after deducting underwriting discounts and other expenses related to the offering). In March 2005, the Company received approval from PRC government authorities to make additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software (each, a wholly-owned subsidiary of the Company), respectively. In April 2005, the Company received further approval from PRC government authorities to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. The Company is making these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. The Company intends to fund these additional capital contributions and shareholder loans from a portion of the net proceeds of the Company's initial public offering. The Company intends to use the additional capital to fund the operations of CFO Beijing and Fortune Software.


DIRECTORS

The names and biographical details of the directors of the Company as at the date of this Report and those who were in office during 2004 are listed under
Item 6 of the

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Company's annual report on Form 20-F headed "Directors, Senior Management and
Employees".


DIRECTORS' SERVICE CONTRACTS

The Company has no service contract with any of its directors that provide benefits to them upon termination, except for the change in control agreement the Company entered into with its chief executive officer, who is also a director.


DIRECTORS' INTEREST IN CONTRACTS; RELATED PARTY TRANSACTIONS

Except as disclosed in Item 7 of the Company's annual report on Form 20-F headed "Related Party Transactions", no director had a material interest, either direct or indirect, in any significant contract to which the Company or any of its affiliates was a party at any time during 2004.


DIRECTORS' INTERESTS; OPTIONS GRANTED TO DIRECTORS; COMPENSATION AND OTHER MATTERS RELATED TO DIRECTORS

In 2004, the Company granted to its non-executive directors, in the aggregate, options representing the right to purchase 400,000 ordinary shares. Other than the foregoing option grants, the Company did not pay any other compensation to its non-executive directors in 2004.

In 2004, the Company paid aggregate cash compensation of approximately $126,870 to the Company's directors and executive officers as a group. In 2004, the Company granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 5,688,488 ordinary shares, and the Company granted additional options to purchase an aggregate of 4,353,000 ordinary shares in February 2005. Unvested options to purchase 25,000 ordinary shares were returned to the pool of the Company's ungranted options upon resignation of two employees holding such options in December 2004. The Company has no service contracts with any of its directors or executive officers that provide benefits to them upon termination, except for change in control agreements the Company entered into with each of its chief executive officer, chief financial officer and chief operating officer.

All of the Company's current directors have entered into indemnification agreements in which the Company agrees to indemnify, to the fullest extent allowed by Hong Kong law, the Company's charter documents or other applicable law, the Company's directors from any liability or expenses, unless the liability or expense arises from the director's own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

The Company has purchased directors' and officers' liability insurance on behalf of the Company's directors and officers that will expire in January 2006.


CONNECTED TRANSACTIONS

Connected Transactions that qualify as related party transactions under the requirements of the Form 20-F are set forth in Item 7 of the Company's annual report on Form 20-F headed "Major Shareholders and Related Party Transactions".


SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS

Information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) promulgated under the U.S. Securities Exchange Act of 1934, as amended, of the Company's ordinary shares by each person known to us to own beneficially more than 5% of the Company's ordinary shares is set forth under Item 7 of the Company's annual report on Form 20-F headed "Major Shareholders and Related Party Transactions".

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ACCOUNTING POLICIES

A summary of the Company's significant accounting policies are set forth under
Note 2 to the Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2003 and 2004 attached the Company's annual report on Form 20-F.


SUBSIDIARIES

The Company conducts substantially all of its business through the Company's wholly owned subsidiaries in China, CFO Beijing and Fortune Software. In addition, the Company is dependent on Fuhua Innovation Technology Development Co., Ltd. to host the Company's website.

The following table sets forth details of the Company's subsidiaries:

NAME                                                            COUNTRY OF        OWNERSHIP
                                                              INCORPORATION        INTEREST

China Finance Online (Beijing) Co., Ltd.                          China              100%
Fortune Software (Beijing) Co., Ltd.                              China              100%

Further information on the Company's subsidiaries and affiliated PRC entities is set forth in Item 4 of the Company's annual report on Form 20-F headed "Information on the Company".


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

In March 2005, the Company's board of directors approved a stock repurchase program pursuant to which the Company expects to purchase from time to time up to $10 million worth of the Company's ADSs over a period of six months. Under the terms of the approved stock repurchase program, the Company will repurchase its ADSs through open market purchases on NASDAQ on terms deemed appropriate by the Company in compliance with the anti-manipulation provisions of the Securities and Exchange Commission's Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital. Repurchases of the Company's ADSs do not constitute repurchases of the Company's ordinary shares under Hong Kong law.


CODE OF BEST PRACTICE

The Company's board of directors has adopted a code of ethics, which is applicable to the Company's senior executive and financial officers. In addition, the Company's board of directors has adopted a code of conduct, which is applicable to all of the Company's directors, officers and employees. The Company's code of ethics and the Company's code of conduct are publicly available on the Company's website.

In addition, the Company's board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the Company's board structure, procedures and committees. The guidelines are not intended to change or interpret any law, or the Company's memorandum and articles of association.

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AUDITORS

A resolution to approve and ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company is to be proposed at the forthcoming Annual General Meeting on June 12, 2005.

On behalf of the Board

Jun Ning
Chairman of the Board of Directors
and Chief Executive Officer

Hong Kong
April 28, 2005

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